Certificate of Amendment of Articles of Incorporation

The undersigned certify that:

1. They are the president and the secretary, respectively, of FLIXCHIP CORP., a California corporation.
2. *ARTICLE I of the Articles of incorporation of this corporation is amended to read as follows:* The name of the corporation is GoChip Inc.
3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.
4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 28,800.801. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

DATE: June 17, 2015

John Strisower

(Signature of President)

John Strisower
President

John Strisower

(Signature of Secretary)

John Strisower
Secretary